December 30, 2004

U.S. Securities and Exchange Commission

450 — 5th Street NW
Washington, DC 20549
Attn: Mr. Tim Buchmiller

Re:	Medtronic, Inc.

Registration Statement on Form S-4 filed December 14, 2004
Registration No. 333-121239

Dear Mr. Buchmiller:

      On behalf of Medtronic, Inc. (the “Company”), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated December 23, 2004. We appreciate the Staff’s prompt consideration of this response.

      In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Schedule TO-I

1.	We note the press release issued December 14, 2004, filed pursuant to Rule 425. Please advise us how you commenced this offer. See Rule 13c-4(c)(2).

      RESPONSE:

We commenced the exchange offer through the delivery of the exchange offer materials to security holders through DTC on December 14, 2004.

2.	Refer to Item 10(a)(5). We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to note holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. It appears that you have not provided the required financial information. Please revise the Form S-4 to include the book value per share and advise us how you intend to disseminate the information.

RESPONSE:

We have revised the registration statement on Form S-4, Selected Consolidated Financial Information, to include the book value per common share outstanding as of October 29, 2004, which was $8.20.

3.	Please provide us your analysis regarding why the pro forma information described in Item 1010(b) of Regulation M-A is not required.

RESPONSE:

Pursuant to Item 1010(b) of Regulation M-A, pro forma information disclosing the effect of the exchange offer is required to be furnished if it is material. The only impact on the Company’s financial statements from the exchange of the New Debentures for the outstanding Old Debentures will result in a total cost of approximately $6.2 million, consisting of transaction fees and the cash exchange fee. The estimated transaction fees of $1.2 million will be expensed as incurred and the cash exchange fee of nearly $5.0 million will be capitalized and amortized until the first repurchase date in September 2006.The payment of the transaction fees and the cash exchange fee does not have a material impact on the Company’s statement of consolidated earnings or the Company’s consolidated

Mr. Tim Buchmiller
December 30, 2004

balance sheet, earnings per share, ratio of earnings to fixed charges or book value per share. The long-term classification of the Old and New Debentures remains the same on both an actual and pro forma basis as of October 29, 2004.

Registration Statement on Form S-4

Registration Statement Cover Page

4.	Please indicate the amount of common stock issuable upon conversion of the New Debentures in the “Calculation of Registration Fee” table. You should use a good-faith estimate to register the maximum amount of shares that could be issued upon conversion of the New Debentures. If that estimate is insufficient, the company will need to file a new registration statement to register for resale additional shares at the appropriate time. With regard to your footnote number 4, please note that Rule 416 does not permit you to register an indeterminate amount of common stock to be issued upon conversion of the New Debentures. See Phone Interpretation 2S from the March 1999 Supplement (Securities Act Rules subsection). In addition, please ensure that counsel’s legality opinion covers the legality of the shares of common stock that will be registered and also covers the enforceability of the company’s obligations under the rights associated with those shares.

      RESPONSE:

We have revised the Calculation of Registration Fee table to include the good faith estimate of 15 million shares of common stock issuable upon conversion of the New Debentures.

General

5.	Please provide a background section in your prospectus that summarizes the issuance of the Old Debentures, the filing of the resale registration statement (Registration Statement No. 333-74994) declared effective on January 15, 2004, the commencement of your exchange offer, and your intentions with respect to the resale registration statement.

      RESPONSE:

We have revised the “Summary of the Exchange Offer” section of the S-4 by adding the following at the beginning of the section:

“We originally issued the Old Debentures in September 2001 in a transaction exempt from the registration requirements of the Securities Act. In December 2001, we filed a registration statement on Form S-3 (File No. 333-74994), which became effective in January 2002, covering resales from time to time by selling securityholders of our Old Debentures and shares of our common stock issuable upon conversion of the Old Debentures. We kept the registration statement on Form S-3 open until two years after the selling securityholders acquired the Old Debentures, after which time holders of Old Debentures may rely on Rule 144(k) to resell the Old Debentures and shares of our common stock issuable upon conversion of the Old Debentures. We commenced the Exchange Offer on December 14, 2004 for the reasons stated below.”

Forward-Looking Statements — Page 2

6.	You state that “you undertake no obligation to update any forward-looking statement ...” This disclosure is inconsistent with your obligation under Rule 13e-4(d)(2)

Mr. Tim Buchmiller
December 30, 2004

to amend the document to reflect a material change in the information previously disclosed. Please revise.

      RESPONSE:

We have revised the second sentence of the last paragraph of the section entitled “Forward-Looking Statements” by deleting the following language: “We undertake no obligation to update any forward-looking statement, but”.

7.	We note that you “intend to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are including this sentence for the express purpose of enabling [you] to use the protections of the safe harbor with respect to all forward-looking statements.” The Private Securities Litigation Reform Act does not apply to statements made in connection with an exchange offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. See also Q&A No. 2 in Section 1.M of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov. Please eliminate any reference to the safe harbor and the Act.

      RESPONSE:

We have revised the last paragraph of the section entitled “Forward-Looking Statements” by deleting the last sentence regarding reliance on the Private Securities Litigation Reform Act.

Summary of the Exchange Offer—Purpose of the Exchange Offer—Page 7: and The Exchange Offer—Purpose of the Exchange Offer—Page 21

8.	Please expand your discussion of the purpose of the exchange offer to indicate the material effects that will result from your consummation of the exchange offering, due to the applicable accounting rules, the conversion features of your New Debentures, or otherwise. Please ensure that your discussion briefly explains the impact that the conversion features of your New Debentures will have on the number of shares that you include in the calculation of the number of your fully diluted shares outstanding as compared to the number of shares that would have been calculated based upon the conversion features of your Old Debentures.

      RESPONSE:

We have revised the “Purpose of the Exchange Offer” paragraph of the “Summary of the Exchange Offer” section by adding the following information:

“The terms of the New Debentures are similar to the terms of the Old Debentures, except the New Debentures will have a net share settlement feature requiring us to settle all conversions for a combination of cash and shares of common stock, if any, in lieu of only shares and the New Debentures will require us to pay only cash (in lieu of shares of common stock or a combination of cash and shares) when we repurchase the New Debentures at the holders’ option or in connection with a change of control. As a result of these changes, under the applicable accounting rules, we will include in diluted shares outstanding only the number of shares issuable based upon the excess of the New Debentures’ conversion value, using the average share price for the accounting period, over their par value. Assuming the exchange of substantially all of the Old Debentures for the New Debentures, our diluted earnings per share would not have been materially different for the six months ended October 29, 2004 and for our fiscal year ended April 30, 2004. If none of the Old Debentures are exchanged for the New Debentures, our diluted earnings

Mr. Tim Buchmiller
December 30, 2004

per share for the six months ended October 29, 2004 would have been $0.86 rather than $0.87 as reported and our diluted earnings per share for the fiscal year ended April 30, 2004 would have been $1.57 rather than $1.60 as reported. Assuming the exchange of substantially all of the Old Debentures for the New Debentures, in future reporting periods we expect our earnings per share will be higher than had we not undertaken the exchange offer because fewer shares will be included in the calculation.”

Summary of the Exchange Offer—Amendment of the Exchange Offer—Page 8

9.	On page 8 you “reserve the right to interpret or modify the terms of the exchange offer.” Revise to clarify your ability to “interpret” the terms of the offer. Note that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.

      RESPONSE:

We have revised the “Amendment of the Exchange Offer” paragraph of the “Summary of the Exchange Offer” section by deleting the reference to our right to “interpret” the terms of the exchange offer because this section only refers to our ability to amend or modify the terms of the exchange offer.

Material Differences Between the Old Debentures and the New Debentures—Pages 10 to 11

10. Revise your disclosures to describe, in plain English, the following:

•	Describe the contingent conversion provisions of the Old Debentures so that it is clearer how EITF Issue No. 04-8 applies, including, for example, the implied conversion price and market price trigger.

•	Clarify that the exchange will result in your reporting higher EPS (retroactively and prospectively) than if the exchange did not occur. Give an example of what the effect on 2003 reported EPS would be if the exchange did not occur.

      RESPONSE:

We have revised the “Material Differences Between the Old Debentures and the New Debentures” section by adding the following information:

	Old Debentures	New Debentures

Accounting Treatment	On October 13, 2004, the Financial Accounting Standards Board (“FASB”) ratified the consensus that the Emerging Issues Task Force (“EITF”) stated in EITF 04-8, ’‘The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” EITF 04-8 requires us to revise our calculation of	EITF 90-19 and EITF 04-8 require us to use the treasury stock method to calculate diluted earnings per share, as if the New Debentures were outstanding since September 11, 2001, the date the Old Debentures were issued. The treasury stock method requires us to include in our calculation of diluted earnings diluted earnings per

Mr. Tim Buchmiller
December 30, 2004

Old Debentures	New Debentures

share by adding the shares of common stock that are potentially issuable upon conversion of all of our Old Debentures into our common stock using the “if converted” method, whether or not the Old Debentures may be converted pursuant to their terms. EITF 04-8 requires restatement of earnings per share using the if converted methodology for every reporting period since the Old Debentures were issued on September 11, 2001 regardless of whether the conditions permitting debentures had been met.

Considering the conversion price of the Old Debentures and our historic stock prices, if the exchange offer is not completed prior to the effective date of EITF 04-8 (the end of our third fiscal quarter January 28, 2005), our restated diluted earnings per share will be calculated under the terms of the Old Debentures, which will result in lower diluted earnings per share of approximately 1.1% for the six months ended October 29, 2004 and 1.9% for our fiscal year ended April 30, 2004.	per share shares issuable if the New Debentures were to be converted at the end of the reporting period in which they were outstanding. Under the treasury stock method, the number of shares of our common stock deemed to be outstanding for the purpose of calculating diluted earnings per share will not be increased unless the New Debentures’ conversion value for the relevant accounting period exceeds their par value.

Assuming the exchange conversion of such of substantially all of the Old Debentures for the New Debentures, our diluted earnings per share would not have been materially different than the reported amount for the six months ended October 29, 2004 and for our fiscal year 2004.

Assuming the exchange of substantially all of the Old Debentures for the New Debentures, in future reporting periods we expect our earnings per share will be higher than had we not undertaken the exchange offer because fewer shares will be included in the calculation.

11.	Confirm supplementally, if true, that you applied the guidance in EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.

      RESPONSE:

We confirm that we have applied the guidance in EITF Issue No. 96-19 with respect to our accounting treatment for the exchange offer. Please also note our response to comment number 16 below.

12.	Revise the summary of material differences of the New Debentures to summarize the material risks of the New Debentures where those risks differ from the risks of the Old Debentures. In this regard, we note that your disclosures beginning on page 16 appear to describe risks associated with the New Debentures only without contrasting them to risks currently existing under the Old Debentures.

Mr. Tim Buchmiller
December 30, 2004

In addition, describe the effect on your liquidity and capital resources from the cash settlement provisions of the new debentures and discuss the means by which you reasonably expect to finance the cash requirement resulting from conversion of the new debentures.

      RESPONSE:

We have revised the “Material Differences Between the Old Debentures and the New Debentures” section by adding the following information:

	Old Debentures	New Debentures

Risks associated with the New Debentures	In general, the risks associated with the Old Debentures and the New Debentures are the same.	In general, the risks associated with the Old Debentures and the New Debentures are the same. See the section entitled “Risk Factors—Risks Related to the New Debentures.” As a result of the cash settlement feature of the New Debentures, holders of New Debentures may face the additional risk that we may not have sufficient funds or be able to arrange for additional financing to pay the interest or principal on the New Debentures or to repurchase New Debentures if required by the holders pursuant to the indenture. Also, there is currently no public market for the New Debentures and we cannot assure you that an active trading market for the New Debentures will develop or be sustained. See the section entitled “Risk Factors—Risks Related to the New Debentures.”

See subsection Settlement upon Conversion for a description of the effect on our liquidation and capital resources from the cash settlement provisions of the New Debentures and a discussion of the means by which we reasonably expect to finance the cash requirement resulting from conversion of the New Debentures.

Summary of New Debentures—United States Federal Income Tax Consequences—Page 14

13.	We note your reference to the tax discussion contained in your registration statement filed on December 12, 2001. Rather than referring your investors to that discussion, please revise your registration statement to include a complete discussion of all of the material issues related to the tax treatment of your New Debentures.

Mr. Tim Buchmiller
December 30, 2004

      RESPONSE:

We have revised the last sentence of the subsection entitled “United States Federal Income Tax Consequences” of the section entitled “Summary of New Debentures” to read as follows:

“See the subsection entitled “Tax Treatment of the New Debentures” in the “Material United States Federal Income Tax Considerations” section.”

We have also revised the section entitled “Material United States Federal Income Tax Considerations” by adding a new subsection entitled “Tax Treatment of the New Debentures” that reads as follows:

Conditions of the Exchange Offer—Page 21

14.	Refer to the disclosure at the end of the introductory paragraph, which relates to the company’s determination whether the triggering of a condition “makes it inadvisable” to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

      RESPONSE:

We confirm our understanding that when a condition is triggered and we decide to proceed with the offer anyway, such action is a waiver of the triggered condition and we may not rely on the reference “inadvisable to proceed” language to tacitly waive an offer condition by failing to assert it.

Withdrawal of Tenders—Page 25

15.	Please revise the second sentence of the first paragraph of this section to clarify the withdrawal rights available pursuant to Rule 13e-4(f)(2)(ii). Also revise to include the date these withdrawal rights will be available.

      RESPONSE:

We have revised the first paragraph of the subsection entitled “Withdrawal of Tenders” to read as follows:

“Tenders of Old Debentures in connection with the exchange offer may be withdrawn at any time prior to the expiration date of the exchange offer, as such date may be extended. Tenders of Old Debentures may not be withdrawn at any time after the expiration date unless tenders of Old Debentures are not accepted for payment after February 10, 2005, in which case, holders of Old Debentures may then withdraw their tenders.”

Accounting Treatment—Page 27

16.	Describe the accounting treatment for the exchange transaction (i.e., is there a gain or loss, and why).

Mr. Tim Buchmiller
December 30, 2004

      RESPONSE:

We have revised the “Accounting Treatment” subsection of the “Exchange Offer” section by adding the following information:

The exchange of the New Debentures for the Old Debentures will be accounted for as a modification under EITF 96-19 as the New Debentures are not considered substantially different than the Old Debentures and there is no gain or loss on the exchange. As a result, under the requirements of EITF 96-19, the only accounting impact to the Company will be the requirement to expense the estimated direct costs of the exchange offer of 1.2 million and amortize the exchange fee of approximately $5.0 million using the effective interest method. We have revised the subsection entitled “United States Federal Income Tax Consequences” of the section entitled “Summary of New Debentures” to remove the reference to the December 2001 registration statement and to add a cross-reference to the section entitled “Material United States Federal Income Tax Considerations”, where we have included a description of the tax consequences of holding New Debentures.

Exchange Agent—Page 27

17.	Revise to include the information required by Item 1009(a) of Regulation M-A. We are unable to locate a summary of the material terms of your agreement with the exchange or information agent. We are also unable to locate any disclosure of the retainer or other compensation to be paid to either agent.

      RESPONSE:

We have revised the last sentence of the subsection entitled “Exchange Agent” to include the retainer to be paid to the exchange agent to read as follows:

“We will pay the exchange agent $5,000 for its services and will reimburse it for reasonable, out-of-pocket expenses in connection therewith.”

We have also revised the last sentence of the subsection entitled “Information Agent” to include the retainer to be paid to the information agent to read as follows:

“We will pay the information agent $12,500 for its services and will reimburse it for reasonable out-of-pocket expenses.”

Material United States Federal Income Tax Considerations—Page 50

18.	Please include a brief discussion of the possible alternative material tax consequences if the exchange offer were to constitute a significant modification to the Old Debentures.

      RESPONSE:

We have revised the section entitled “Material United States Federal Income Tax Considerations” by adding a subsection entitled “Tax Consequences if the Exchange Offer is a Significant Modification.”

Letter of Transmittal

19.	It is inappropriate for you to require note holders to affirm that they have reviewed the offer documents. Revise the cover of the letter of transmittal to eliminate this language.

Mr. Tim Buchmiller
December 30, 2004

RESPONSE:

We have revised the cover page of the Letter of Transmittal to remove the reference to the holders reviewing the offer documents.

20.	In paragraph 7 you imply that you may interpret conditions of the exchange offer differently for different note holders. Revise to clarify that if you waive a condition of the exchange offer with respect to one note holder, you will waive that condition for all note holders.

RESPONSE:

We have revised the second sentence of the second paragraph of paragraph 7 of the Letter of Transmittal to read as follows:

“The Company also reserves the absolute right, in its sole discretion, to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Debentures either before or after the Expiration Date (including the right to waive the ineligibility of any holders who seeks to tender Old Debentures in the Exchange Offer), provided that we will not waive any condition to the offer with respect to an individual holder of Old Debentures unless we waive that condition with respect to all such holders.”

      If you have any questions regarding these matters, please contact me (612-492-7162) or, in my absence, Ruilin Li (612-492-7227).

Sincerely,

Melodie R. Rose

Direct Dial: 612.492.7162

Email: mrose@fredlaw.com
MRR:bem